ALTERNATIVE FUEL TECHNOLOGIES, INC.

39899 BALENTINE DRIVE

SUITE 200

NEWARK, CA 94560

September 12, 2022

Cheryl Brown

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Fuel Technologies, Inc.
Registration Statement on Form 10-12G Filed July 26, 2022 File No. 000-50075

Dear Ms. Brown:

Set forth below is the response for Alternative Fuel Technologies, Inc., a North Carolina corporation (“Alternative Fuel” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated August 22, 2022, with respect to our Registration Statement on Form 10-12(g) filed on July 26, 2022.

Registration Statement on Form 10-12G filed July 26, 2022

Business

Business Development, page 4

1.        We note you disclose that you filed to amend your Articles of Incorporation and change your name to ConneXionONE Corp. on October 24, 2018. Please revise your registration statement to reflect your current legal name and file your Articles of Incorporation and all other charter documents as currently in effect. See Item 601(b)(3) of Regulation S-K. In this regard, we note the Articles of Incorporation filed as Exhibit 3.2 are dated March 16, 2018 and refer to the company as Alternative Fuel Technologies, Inc.

Response:

The following language was inserted:

The Registration Statement has been updated to reflect ConneXionONE Corp. as the current company name and all charter documents have been filed as exhibits.

2.            Please revise your disclosure to discuss in greater detail the agreements that were cancelled in 2021 and the impact of such cancellation on the company and its ownership.

Response:

The following language was inserted:

The cancellation of the share exchange agreement was completed in 2021 and the Company moved forward with its current business plan. AFTC changed its name to ConneXionONE Corp in 2018 in the state of North Carolina. The Company did not have control or ownership of the subsidiary and no shares of AFTC were exchanged. The North Carolina corporation has no affiliation with the Cayman Islands corporation. The cancellation of the share exchange agreement did not have an impact on the Company and its ownership and there is no impact to the Company's financial statements and footnotes.

Risk Factors

Resale limitations of Rule 144(i) on your shares, page 8

3.            Please expand this risk factor to discuss the prohibition on the use of Form S-8 by shell companies and enhanced reporting requirements imposed on shell companies. In addition, please revise the heading for this risk factor so that it reflects that you are a shell company and briefly describes the risk discussed in the body of the risk factor.

Response:

The following language was inserted:

We are a shell company and will have resale limitations of Rule 144(i) on our shares and prohibition on the use of Form S-8

We are currently a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-2:

1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

According to the Rule 144(i), Rule 144 is not available for the resale of securities initially issued by either a reporting or non-reporting shell company. Moreover, Rule 144(i)(1)(ii) states that Rule 144 is not available to securities initially issued by an issuer that has been “at any time previously” a reporting or non-reporting shell company. Rule 144(i)(1)(ii) prohibits shareholders from utilizing Rule 144 to sell their shares in a company that at any time in its existence was a shell company. However, according to Rule 144(i)(2), an issuer can “cure” its shell status.

To “cure” a company’s current or former shell company status, the conditions of Rule 144(i)(2) must be satisfied regardless of the time that has elapsed since the public company ceased to be a shell company and regardless of when the shares were issued. The availability of Rule 144 for resales of shares issued while the company is a shell company or thereafter may be restricted even after the expiration of the one-year period since it filed its Form 10 information if the company is not current on all of its periodic reports required to be filed within the SEC during the 12 months before the date of the shareholder’s sale. Thus, the company must file all 10-Qs and 10-K for the preceding 12 months and since the filing of the Form 10, or Rule 144 is not available for the resale of securities.

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The SEC has adopted the prohibition on use of Form S-8 by reporting shell companies out of concern that these companies, which do not operate businesses and rarely have employees, may inappropriately use the form to circumvent the registration and prospectus delivery requirements of the Securities Act. The prohibition on use of Form S-8 continues until 60 days after the shell company ceases being a shell company and files information equivalent to that required for registration of a class of securities on Form 10.

We may issue more shares in an acquisition or merger, which will result in substantial dilution, page 13

4.            We note you disclose that your Articles of Incorporation, as amended, authorize you to issue 100,000,000,000 shares of common stock. However, your Articles of Incorporation filed as Exhibit 3.2 state that you have 10,000,000,000 common shares authorized. Please advise or revise.

Response:

On August 14, 2018, the Articles of Incorporation was amended to increase the number of common stock to 100,000,000,000. The file stamped amendment was added to the amended Form 10 as an exhibit.

Liquidity and Capital Resources, page 15

5.            You disclose on page 39 that Mr. Chris Chang, majority shareholder, director and officer of the Company, has advanced working capital to pay expenses of the Company. Please revise to disclose whether Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and whether there are any formal financing agreements currently in place with Mr. Chang.

Response:

Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and there are no formal financing agreements in place.

Results of Operations for Alternative Fuel Technologies, Inc. - Comparison of the Three Months Ended March 31, 2022 and 2021, page 15

6.            You disclose that “General and Administrative Expenses were $30,120 for the three months ended March 31, 2022 compared to $495 for the three months ended December 31, 2020, an increase of $90,506.” Revise to correct the date of the prior comparable period (i.e. March 31, 2021) and the amount of the increase in your general and administrative expenses.

Response:

The following language was revised:

General and Administrative Expenses were $30,120 for the three months ended March 31, 2022 compared to $495 for the three months ended March 31, 2021, an increase of $29,625. The increase in expenses resulted from professional fees incurred for becoming a public reporting company.

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Certain Relationship and Related Transactions, and Director Independence, page 17

7.            Please explain the nature of the relationship among Changs International LLC, Han-Yun Hsu and Cho-Chun Miao. We note you disclose here and on page 11 that such individuals are control persons.

Response:

The following language was inserted:

Chris Chang is our CEO and President, and sole member and control person for Changs International LLC. He is not deemed to be independent under applicable rules.

Changs International LLC is a majority shareholder and not deemed to be independent under applicable rules.

Cho-Chun Miao is the spouse of Chris Chang and a shareholder owning more than 5% of the outstanding shares of our common stock. Ms. Miao not deemed to be independent under applicable rules.

Han-Yun Hsu is a shareholder owning more than 5% of the outstanding shares of our common stock and not deemed to be independent under applicable rules.

Nien-Ting Tsai is a shareholder owning more than 5% of the outstanding shares of our common stock and not deemed to be independent under applicable rules.

Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 18

8.            We note you disclose that your common stock trades on the OTC Pink market. Please revise your filing to reflect that there is no established public trading market for your shares, and disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years, and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K. Please also disclose that the OTC Pink has placed a "limited information warning" on your company because you are not making material information public and discuss the basis and significance of this warning.

Response:

Our stock does trade on OTC Markets and may be purchased in the open market through any brokerage firm. It is my understanding that Item 201(a)(1)(iii) of Regulation S-K does not apply to stock that is quoted and freely tradable.

Our disclosure was revised to include the following language:

Our Common Stock is trading on OTC markets. It is currently quoted on OTC Markets under the symbol AFTC and there is limited liquidity in the public trading market for the class of common equity.

OTC Markets has placed the designation of ‘Pink Limited Information”. This designation is given when a company has limited disclosure or financial information that is publicly available, but the company does meet the minimum requirement for public quoting under Rule 15c-211. We have not made material information public in the past. This was due to becoming delinquent with our OTC Markets financial filings.

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Description of Registrant's Securities to be Registered, page 19

9.            We note your Articles of Incorporation filed as Exhibit 3.2 and page 30 state that you are authorized to issue 5,000,000 of preferred stock with a right of 80% voting control. We also note you state that as of December 31, 2021 you had 1,000,000 shares of preferred stock issued and outstanding held by Ms. Kathleen A. McCandless that represent a 70% voting control. Please revise to reconcile these disclosures and clarify whether Ms. McCandless has voting control. In that regard, we note you disclose on page that your principal stockholders are deemed to be the beneficial owners of approximately 56.73% of your issued and outstanding shares of common stock and can determine the outcome of any actions taken by you that require stockholder approval. Please file the certificate of designation for the preferred Series A stock, and revise your tabular disclosure under Security Ownership of Certain Beneficial Owners and

Management to include these preferred shares and provide related risk factor disclosure.

Response:

The Board of Directors authorized to remove the 70% voting control and the Article of Amendment was filed with North Carolina State on August 10, 2018. The registration has been amended to reflect 80% in voting rights of the preferred stock.

As of September 9, 2022, the preferred shares held by Ms. McCandless are converted to common stock. Ms. McCandless does not have voting control.

Beneficial holders of common stock does have 56.73% of the issued and outstanding common stock. The Preferred A shares contain 80% of the voting control for the Common Stock, however these shares are not convertible into Common Stock. The language was updated to clarify this.

Ms. McCandless is not a 5% beneficial owner of the Company’s common stock or preferred stock. The Security Ownership of Certain Beneficial Owners and Management was updated to reflect the most recent information as of September 9, 2022.

The following language was inserted:

Item 13. Financial Statements and Supplementary Data

Note 1 - Organization and Operations, page 27

10.          Revise to disclose how the Company accounted for the Share Exchange Agreement to acquire all of the shares of ConneXionONE Corp and the specific accounting guidance you relied upon.

Response:

The following language was inserted:

On March 13, 2018, Ms. Harvey entered into a Stock Purchase Agreement with Haining Zhang, whereby Haining Zhang purchased 750,000,000 shares of Restricted Common Stock.

On September 10, 2018, a change of control occurred and Changs International, LLC (controlled by Chris Chang) purchased the control block of stock in the Company and was appointed sole officer and director of the Company.

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The Company also entered into a Share Exchange Agreement to acquire all of the shares of ConneXionONE Corp, a company incorporated in the Cayman Islands. The agreement called for the exchange of all of the shares of ConneXionONE Corp for the equivalent of 95% of the shares of the Company. On October 24, 2018, the Company filed to amend its Articles of Incorporation and change its name to ConneXionONE Corp in the state of North Carolina. The Company resolute to cancel the share exchange agreement in December 2019 and completed the cancellation in 2021.

The Company did not have control or ownership of ConneXionONE Corp. and no shares of the Company and ConneXionONE Corp. were exchanged. The share exchange agreement did not have an impact on the Company and its ownership and there is no impact to the Company's financial statements and footnotes.

General

11.          Please note that this registration statement on Form 10 becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act of 1934. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments.

Response:

Financial statements and footnotes added for Q2.

12.          We note you disclose that you are a decentralized social media platform company, but have not implemented your business plan. We also note you disclose that you may become an operating company pursuant to a merger, acquisition, reverse merger or business combination and your disclosures in your risk factors that you may not identify a suitable business combination, management may seek businesses opportunities with entities having established operating histories, and your business may result in a change of control and management in conjunction with the completion of a business combination. It appears from your current disclosures that you may be a "blank check" company under Section 2(a) of Rule 419 of the Securities Act of 1933. Please revise your registration statement to clarify your business plan and provide additional detail as to the steps you plan to take to implement your business plan. In addition, please disclose your status as a blank check company and provide details regarding compliance with Rule 419 in connection with any offering of your securities or provide us with an analysis of why you are not a blank check company.

Response:

The following language was inserted:

Introductory Comment

Throughout this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “AFTC" and “our Company” refer to ConneXionONE Corp., a North Carolina corporation. AFTC is a Blank Check Company under Rule 419 of the Securities Act of 1933.

The term ‘blank check company” means that we are a development stage company and have no specific business plan or purpose or has indicated that is business plan is to engage in a merger or acquisition with an unidentified company, or other entity or person. A blank check company:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

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Item 1

(a)	Business Development

The Company’s operations consist of a search for a merger, acquisition, reverse merger or a business transaction opportunity with an operating business in the social media platform industry; however, there can be no assurance that this plan will be successfully implemented. Until a transaction is effectuated, the Company does not expect to have significant operations. At this time, the Company has no arrangements or understandings with respect to any potential merger, acquisition, reverse merger or business combination candidate pursuant to which the Company may become an operating company.

Opportunities may come to the Company’s attention from various sources, including our management, our stockholders, professional advisors, securities broker dealers, venture capitalists and private equity funds, members of the financial community and others who may present unsolicited proposals. At this time, the Company has no plans, understandings, agreements, or commitments with any individual or entity to act as a finder in regard to any business opportunities. While it is not currently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions, reorganizations or other such transactions, such firms may be retained if such arrangements are deemed to be in the best interest of the Company. Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The Company has not restricted its search to any geographical location. In evaluating a potential transaction, the Company analyzes all available factors and make a determination based on a composite of available facts, without reliance on any single factor.

 It is not possible at this time to predict the nature of a transaction in which the Company may participate. Specific business opportunities would be reviewed as well as the respective needs and desires of the Company and the legal structure or method deemed by management to be suitable would be selected. In implementing a structure for a particular transaction, the Company may become a party to a merger, consolidation, reorganization, tender offer, joint venture, license, purchase and sale of assets, or purchase and sale of stock, or other arrangement the exact nature of which cannot now be predicted. Additionally, the Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation, or reorganization of the Company with other business organizations and there is no assurance that the Company would be the surviving entity. In addition, our present management and stockholders may not have control of a majority of the voting shares of the Company following reorganization or other financial transaction. As part of such a transaction, some or all of the Company’s existing directors may resign and new directors may be appointed. The Company’s operations following the consummation of a transaction will be dependent on the nature of the transaction. There may also be various risks inherent in the transaction, the nature and magnitude of which cannot be predicted.

The Company may also be subject to increased governmental regulation following a transaction; however, it is not possible at this time to predict the nature or magnitude of such increased regulation, if any.

The Company expects to continue to incur moderate losses each quarter until a transaction considered appropriate by management is effectuate.

At present financial revenue has not yet been realized. The Company hopes to raise capital in order to fund the acquisitions, merger, or the research and development of our social media platform.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793-8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Alternative Fuel Technologies, Inc.
By:	/s/ Chris Chang
Dr. Chris Chang Chief Executive Officer

cc: Jimmy Lee